September 10, 2013
VIA EDGAR
Mr. William J. Kotapish, Esq.
Assistant Director
Office of Insurance Products
The United States Securities and
 Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Subject: Request for Approval to File Registration Statement Pursuant to Rule 485(b)(1)(vii) of Securities Act of 1933
Dear Mr. Kotapish:
On behalf of Nationwide Life Insurance Company ("Nationwide"), we respectfully request approval to file a Post-Effective Amendment to the current variable universal life registration statement under Nationwide VLI Separate Account - 4 (1933 Act File No. 333-169879 and Investment Company Act of 1940 File No. 811-08301) pursuant to Rule 485(b)(1)(vii) of the Securities Act of 1933. The purpose of this Post-Effective Amendment is to add one rider to the Policy. This rider is the Overloan Lapse Protection Rider.
Nationwide requests that the disclosure pertaining to this rider contained in the registration statement under Nationwide VL Separate Account - G for Nationwide Life and Annuity Insurance Company (1933 Act File No. 333-149213 and Investment Company Act of 1940 File No. 811-21697) serve as a template for the disclosure to be added to the registration statement under Nationwide VLI Separate Account - 4. Nationwide believes that the Overloan Lapse Protection Rider disclosure that will be added to the registration statement for Nationwide VLI Separate Account - 4 is substantially identical to disclosure of the Overloan Lapse Protection Rider contained in the template registration statement under Nationwide VL Separate Account – G.
Accordingly, Nationwide intends to update the registration statement under File No. 333-169879 as follows:
•	A Rider Charges table is added to the In Summary: Fee Tables section, and the Overloan Lapse Protection Rider section is added in its entirety.
The distinct difference between the registration statement under File No. 333-169879 and the template registration statement is Rider availability. The registration statement under File No. 333-169879 makes available the Overloan Lapse Protection Rider for all policies, regardless of the life insurance qualification test elected. The template registration statement only permits the addition of the Overloan Lapse Protection Rider on policies where the guideline premium/cash value corridor life insurance qualification test is elected.
It is also necessary to modify the Lapse section to reflect that a policy owner can prevent the policy from Lapsing due to Indebtedness by invoking the Overloan Lapse Protection Rider.
Attached is a draft supplement of the revised disclosure. Nationwide intends to provide the supplement to all policy owners.
Granting permission to file a post-effective amendment to the registration statement for Nationwide VLI Separate Account - 4 under Rule 485(b)(1)(vii) will reduce Securities and Exchange Commission staff time and effort in reviewing
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Legal Counsel to the Nationwide Insurance Companies and their Associated Companies substantially identical disclosure. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and Nationwide.
Nationwide represents that:
•	disclosure in the template filing regarding the rider is substantially identical to disclosure regarding the rider to be reflected in the replica filing;
•	because the replica filing is substantially identical to the template filing, Nationwide will revise the replica filing effectively to reflect staff comments made to the template filing;
•	the replica filing will effectively incorporate changes made to disclosure included in the template filing in response to staff comments; and
•	the replica filing will include no changes that will otherwise make it ineligible for filing pursuant to Rule 485(b) under the 1933 Act.
Thank you for your consideration in this matter. Should you have any questions, please contact me at (614) 677-5276.
Sincerely,
Nationwide Life Insurance Company
/s/ Christine Walkup
Christine Walkup
Assistant General Counsel
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Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Effective XXXXX XX, 2013, the Overloan Lapse Protection Rider is added to the policy. As such, the following revisions have been made to the prospectus.
1. The In Summary: Policy Benefits section is amended by adding the following bullet point to the Riders section:
•	Overloan Lapse Protection Rider (no charge until invoked)
2. The In Summary: Fee Tables section is amended by adding the following table and footnotes:
Rider Charges
Rider Charge	When Rider Charge is Deducted	Amount Deducted From Cash Value
Overloan Lapse Protection Rider Charge†	Upon invoking the Rider
Maximum:		For policies issued with the guideline premium/cash value corridor test: $42.50 per $1,000 of Cash Value For policies issued with the cash value accumulation test: $157 per $1,000 of Cash Value
Minimum:		$1.50 per $1,000 of Cash Value
Representative: an Attained Age 85 Insured with a Cash Value of $500,000	Upon invoking the Rider	$32 per $1,000 of Cash Value
†	This charge will vary based upon the individual characteristics of the Insured. Representative charges shown in the table may not be representative of the charge that a particular policy owner will pay. Policy owners can request an illustration of specific costs and/or see the Policy's Data Pages for information about specific charges of the policy.
3. The Policy Riders and Rider Charges section is amended to add the following:
Overloan Lapse Protection Rider
The Overloan Lapse Protection Rider prevents the policy from Lapsing due to Indebtedness by providing a guaranteed paid-up insurance benefit. The Rider is designed to enable the policy owner of a policy with a substantially depleted Cash Value, due to Indebtedness, to potentially avoid the negative tax consequences associated with Lapsing the policy.
Note: Neither the IRS nor the courts have ruled on the tax consequences of invoking the Overloan Lapse Protection Rider. It is possible that the IRS or a court could assert that the Indebtedness should be treated as a distribution, all or a portion of which could be taxable when the Rider is invoked. Consult with a tax advisor regarding the risks associated with invoking this Rider.
Availability
All policies will automatically receive the Overloan Lapse Protection Rider (state law permitting). The Rider is dormant until specifically invoked by the policy owner, at which time a one-time charge is assessed.
Eligibility
The policy owner is eligible to invoke the Rider upon meeting the following conditions:
•	Indebtedness reaches a certain percentage of the policy's Cash Value (the percentage will vary based upon the Insured's Attained Age);
•	The Insured is Attained Age 75 or older;
•	The policy is currently In Force and has been In Force for at least 15 years;
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Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

•	The policy's Cash Value is at least $100,000; and
•	All amounts available to be withdrawn without the imposition of federal income tax have been withdrawn.
The first time the policy's Indebtedness reaches the percentage that makes the policy eligible for the Rider, Nationwide will notify the policy owner of the policy's eligibility to invoke the Rider. The letter will also describe the Rider, its cost, and its guaranteed benefits. The Rider may be invoked at any time, provided that the above conditions are met.
Note: The Change of Insured Rider will terminate or will need to be terminated by the policy owner prior to invoking the Overloan Lapse Protection Rider. An election to invoke the Overloan Lapse Protection Rider is irrevocable.
After Nationwide receives a request to invoke the Rider, Nationwide will adjust the policy as follows:
1.	If not already in effect, the death benefit option will be changed to Death Benefit Option 1.
2.	The Total Specified Amount will be adjusted to equal the lesser of: (1) the Total Specified Amount immediately before the Rider was invoked; or (2) the Total Specified Amount that will cause the Death Benefit to equal the Minimum Required Death Benefit immediately after the charge for the Rider is deducted.
3	Any non-loaned Cash Value (after deduction of the Overloan Lapse Protection Rider charge) will be transferred to the Fixed Account, where it will earn the minimum guaranteed fixed interest rate of the base policy (shown on the Policy Data Page).
After the above adjustments are made, the Indebtedness will continue to grow at the policy's loan charged rate, and the amount in the policy loan account will continue to earn interest at the policy's loan crediting rate. No additional policy charges will be assessed. No further loans may be taken from the policy and no withdrawals may be taken from the policy (except for a full policy surrender). Cash Value may not be transferred out of the Fixed Account. The Death Benefit will be the greater of the Total Specified Amount or the Minimum Required Death Benefit. The policy will remain as described above for the duration of the policy.
Overloan Lapse Protection Rider Charge
The Overloan Lapse Protection Rider Charge is a one-time charge deducted at the time the Rider is invoked, and is assessed against the Cash Value allocated to the Sub-Accounts and the fixed investment options. The charge is intended to cover the administrative costs and to compensate Nationwide for the risks associated with the Rider's guaranteed paid- up death benefit. The charge is the product of the policy's Cash Value and an age-based factor shown in the Rider.
If the Cash Value less Indebtedness is insufficient to satisfy the charge, the Rider cannot be invoked without repaying enough Indebtedness to cover the charge.
Invoking the Rider could reduce the amount of Proceeds payable when the Death Benefit depends on Cash Value. Additionally, any benefits paid pursuant to this Rider will reduce the Cash Surrender Value.
4. The Lapse section is amended by deleting the first paragraph and replacing it with the following:
The policy is at risk of Lapsing when the Cash Surrender Value is insufficient to cover the policy's monthly policy charges, including Rider charges. A policy owner can prevent the policy from Lapsing due to Indebtedness by invoking the Overloan Lapse Protection Rider. Before any policy Lapse, there is a Grace Period during which the policy owner can take action to prevent the Lapse. Subject to certain conditions, the policy owner may reinstate a policy that has Lapsed.
5. The Policy Maturity section is amended by adding the following to the Extending Coverage Beyond the Maturity Date section:
Notwithstanding the above, if the Overloan Lapse Protection Rider was invoked, the Proceeds may be reduced, see Overloan Lapse Protection Rider.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies